Ex-Im America Ltd.

Scottsdale, Arizona

Response Letter to SEC

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Ex-Im America Ltd.

Amendment No. 2 to Offering Statement on Form 1-A

File No. 024-12542

April 1, 2025

Dear Ms. Kaluzienski, Mr. Littlepage, Mr. Austin, and Ms. Woo:

Thank you for your review of Amendment No. 1 to our Form 1-A, filed December 20, 2024. We are pleased to submit Amendment No. 2 to Form 1-A/A along with this correspondence, addressing your comments dated January 16, 2025, as follows:

Responses to SEC Comments

1.	Offering Circular Summary (Page 4):

○

Updated to clarify Ex-Im America Ltd, launched SimulTrayd in beta on March 10, 2025, generating $1,080 (2023) and $359 (2024), with full release planned for aruond July 31, 2025. Revenue since 2022 reconciled, consistent with Business (page 10) and MD&A (page 9).

2.	Dilution (Page 8):

○ Revised to include net book value of $2,393 as of December 31, 2024, based on 200,000 shares issued November 3, 2024.

3.	Business (Page 10):

○ iTappBox material agreement filed as Exhibit 4.2 (page 23).

4.	MD&A (Page 9-10):

○ Added 12-month operational plan, targeting platform tested by July 31, 2025, at $2.5M, per Item 9(c).

5.	Directors, Officers (Page 11):

○ Expanded to include start dates, hours/week, other employment, and 5-year histories, per Item 10.

April 1, 2025

6.	Principal Shareholders (Page 13):

	○	Beneficial ownership presented in tabular format: 200,000 shares as of February 5, 2025, per Item 12.

7.	Experts (Page 15):

	○	Removed “experts” reference to management; financials labeled as unaudited, management-prepared.

8.	Financial Statements (Page 16):

	○	Removed “Report of In-House Accounting”; includes standard statements only (pages 18-22).

9.	Signatures (Page 24):

	○	Aligned with Form 1-A language,

10.	Signatures (Page 24):

	○	Signed by CEO (Westbrook), CFO (Vega), and board majority (Messina, Wahed).

11.	Exhibits (Page 23):

	○	Exhibits 2.a, 2.b, 4.1, 4.2 refiled as text-searchable PDFs, per Item 301 of Reg S-T.

12.	Legal Opinion (Page 23):

	○	Filed opinion from Jones & Haley, P.C. as Exhibit 17.12, per Item 17.12.

13.	Compensation (Page 12):

	○	Disclosed $0 compensation for top executives (Westbrook, Vega, Messina, Wahed) for 2024, per Item 11.

14.	Form 1-A Consistency:

	○	Item 1: Reflects $87 cash, 200,000 shares.
	○	Item 4: Best efforts, Rule 251(d)(3), $15M offering.
	○	Item 6: November 3, 2024, issuances under Section 4(a)(2).

15.	Shell Company (Cover & Page 5):

	○	Confirmed not a shell per Rule 405 (revenue since 2022, active development); added cover clarification and early-stage risk factor.

Additional Confirmations

•	State Qualification: Texas is prepared to qualify the offering, per Jones & Haley, P.C.
•	FINRA: No clearance required; no brokers engaged.

We respectfully request qualification of Amendment No. 2 to Form 1-A/A at your earliest convenience, given our recent beta launch on March 10, 2025, and planned full release somewhere around 2nd to 3rd quarter of 2025. The Company accepts full responsibility for the accuracy and adequacy of disclosures.

April 1, 2025

For inquiries, please contact:

Richard W. Jones

Jones & Haley, P.C.

750 Hammond Drive Building 12, Suite 100

Atlanta, GA 30328

Telephone: 770-804-0500 Ext. 3113

jones@corplaw.net

Sincerely,

/s/ William Westbrook

William Westbrook

CEO, Ex-Im America Ltd.